Exhibit 99.1

TuanChe Announces Unaudited First Half 2024 Financial Results

BEIJING, August 30, 2024 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its unaudited financial results for the six months ended June 30, 2024.

Key First Half 2024 Financial and Operating Metrics

●	Net revenues were RMB32.3 million (US$4.4 million).
●	Gross profit was RMB22.4 million (US$3.1 million).
●	The number of auto shows organized during the first half of 2024 was 63 in 47 cities across China.
●	The number of automobile sale transactions facilitated during the first half of 2024 was 10,460, and the gross merchandise volume of new automobiles sold during the first half of 2024 was RMB1.7 billion (US$0.2 billion).

“Intensified competition and the complex macro environment have posed unprecedented challenges to our business since the beginning of 2024,” Mr. Wei Wen, TuanChe’s Chairman and CEO, commented. “Amid lackluster consumer sentiment, our net revenues came in at RMB32.3 million for the first half of 2024. Meanwhile, our continued focus on cost management and operating efficiency refinement drove a 5.8 percentage point increase in gross margin and a 14.0% decrease in loss from operations year over year. Looking ahead, we will continue developing innovative business initiatives and expanding business collaborations to navigate the competitive landscape and create long-term value for our shareholders.”

Mr. Simon Li, TuanChe’s Chief Financial Officer, added, “Despite topline pressure and evolving macro dynamics, our efforts to enhance operating leverage and streamline cost structure have begun to bear fruit. In the first half of 2024, our adjusted net loss and adjusted EBITDA both narrowed year over year by 25.9% and 27.3%, respectively. We will remain committed to optimizing operating efficiency, setting the stage for our future development.”

Unaudited First Half 2024 Financial Results

Net Revenues

Net revenues in the first half of 2024 decreased by 64.9% to RMB32.3 million (US$4.4 million) from RMB92.2 million in the same period of the prior year.

●	Offline marketing services. Net revenues generated from auto shows decreased by 71.2% to RMB19.9 million (US$2.7 million) in the first half of 2024 from RMB69.3 million in the same period of the prior year, and net revenues generated from special promotion events decreased by 62.0% to RMB0.2 million (US$31 thousand) in the first half of 2024 from RMB0.6 million in the same period of the prior year. The decrease in revenues from offline marketing services was primarily due to a reduction in customer marketing budgets, resulting in a decrease in the number of offline activities.
●	Referral service for a commercial bank. Net revenues generated from referral service for a commercial bank decreased by 100.0% to nil in the first half of 2024 from RMB2.6 million in the same period of the prior year, primarily because the Company has ceased operation of the referral services since April 1, 2022.
●	Online marketing services. Net revenues generated from online marketing services decreased by 70.7% to RMB2.6 million (US$0.4 million) in the first half of 2024 from RMB8.8 million in the same period of the prior year, primarily due to the decrease in the live streaming events held by the Company as the change in the key customers resulted in a failure to continue cooperations.
●	Other services. Net revenues from other services decreased by 12.7% to RMB9.6 million (US$1.3 million) in the first half of 2024 from RMB11.0 million in the same period of the prior year, primarily due to the decrease in referral services.

Gross Profit

Gross profit decreased by 61.7% to RMB22.4 million (US$3.1 million) in the first half of 2024 from RMB58.4 million in the same period of the prior year. Gross margin was 69.2% in the first half of 2024 compared to 63.4% in the same period of the prior year, primarily attributable to the change in our revenue composition.

Total Operating Expenses and Loss from Operations

Total operating expenses decreased by 38.5% to RMB69.8 million (US$9.6 million) in the first half of 2024 from RMB113.6 million in the same period of the prior year.

●	Selling and marketing expenses decreased by 54.7% to RMB36.5 million (US$5.0 million) in the first half of 2024 from RMB80.7 million in the same period of the prior year, primarily due to a decrease in promotion expenses as a result of decreased volume of offline events.
●	General and administrative expenses increased by 2.6% to RMB24.3 million (US$3.3 million) in the first half of 2024 from RMB23.7 million in the same period of the prior year, primarily due to an increase in general and administrative staff compensation expenses, partially offset the decrease in allowance for doubtful accounts.
●	Research and development expenses increased by 13.4% to RMB8.7 million (US$1.2 million) in the first half of 2024 from RMB7.7 million in the same period of the prior year, primarily due to an increase in research and development staff compensation expenses.
●	Impairment of long-lived assets decreased by 80.2% to RMB0.3 million (US$41 thousand) in the first half of 2024 from RMB1.5 million in the same period of the prior year, primarily due to a decrease in impairment in relation to right-of-use assets.

As a result of the foregoing, loss from operations decreased by 14.0% to RMB47.5 million (US$6.5 million) in the first half of 2024 from RMB55.2 million in the same period of the prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2024 increased by 32.5% to RMB40.7 million (US$5.6 million) from RMB30.7 million in the same period of the prior year. Basic and diluted loss per ordinary share were both RMB0.1 (US$0.01) in the first half of 2024 compared with RMB0.08 in the same period of the prior year.

Adjusted net loss attributable to the Company’s shareholders in the first half of 2024 decreased by 25.9% to RMB27.2 million (US$3.7 million) from RMB36.7 million in the same period of the prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.06 (US$0.01) in the first half of 2024 compared with RMB0.09 in the same period of the prior year. (1)

Adjusted EBITDA was a loss of RMB26.8 million (US$3.7 million) in the first half of 2024 compared with a loss of RMB36.8 million in the same period of the prior year. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had RMB5.0 million (US$0.7 million) in cash and cash equivalents and RMB4.3 million (US$0.6 million) in restricted cash. Net cash used in operating activities in the first half of 2024 was RMB11.1 million (US$1.5 million) compared with net cash used in operating activities of RMB52.4 million in the same period of the prior year.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 28, 2024, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated interim financial information, which is presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net loss as net loss excluding share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
+86 (10) 6508-0677
Email: tuanche@tpg-ir.com